Exhibit 99

TO: STEREOIDOGENESIS INHIBITORS INTERNATIONAL, INC. ("STGI")

This document is to confirm my agreement as a commitment for the continued funding of monies to STGI up to the $2,000,000 I am committed to.

The agreement is as follows:

1. I will be a subscriber of common stock shares (the "Shares") in STGI for up to $2,000,000, which Shares may be issued, at my election, to my company, Oriental New Investments, Ltd., or myself.

2. My subscription shall be undertaken from time to time until January 1, 2001or the subscription of up to $2,000,000 if same occurs sooner.

3. From time to time, up to a total of $2,000,000, upon "Notice" to me requesting I subscribe, from STGI, I shall subscribe for the amount of shares and at the price in the Notice, if same conforms to this document, and provided the "Conditions" below are satisfied or in effect.

4. Upon receipt of the Notice, I shall undertake the subscription by payment of the price for the Shares no later than 5 business days from the receipt of the Notice. (The Notice may be supplied to me by fax.)

5. Payment of the subscription shall be made by wire transfer to STGI at a price per share equal to 80% of the 30 day average low bid price for STGI shares as quoted immediately preceding the delivery of the Notice to me.

6. The Shares will be issued to me by STGI within 5 business days of payment.

7. The Shares will be subject to the standard Rule 144 restrictive legend but shall have piggyback registration rights so as to be included by STGI for sale in any public registered offering, not including registrations for stock to consultants or employees or registrations that cannot legally include the Shares, during 12 months from the date of this document.

8. I am an "accredited investor" under Regulation D of the SEC (having net assets in excess of $1,000,000 or income over $200,000 for each of the last two years and expectation of same for this year). I have not relied upon any statement or representations to me other than those expressly herein.

9. Any subscription shall only occur if the following "Conditions" are satisfied:

a. STGI is in good standing in the State of Nevada;

b. STGI is a publicly trading company; and


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c. STGI has not breached any promise to me herein.

The agreement herein is governed by Nevada law. This document cannot be amended or assigned by me without the written consent of STGI, and may be executed in counterparts. I agree to cooperate and sign reasonable documents as necessary to give effect to the foregoing.

Date: Effective February 10, 2000


/s/ ALFRED PEEPER
---------------------------------
Alfred Peeper
(Oriental New Investments, Ltd.)